EXHIBIT 28B
SAMUEL L. EICHENFIELD
CHAIRMAN AND
CHIEF EXECUTIVE OFFICER                                     FINOVA

                                                     THE FINOVA GROUP INC.

                                                     1850 N. CENTRAL AVENUE
                                                     P. O. BOX 2209
                                                     PHOENIX, ARIZONA 85002-2209

                                October 1, 1997

Dear Holder of Preferred Securities:

         We are pleased to inform you that the Board of Directors of The FINOVA Group Inc. ("FINOVA") has approved a two-for-one stock split of FINOVA's Common Stock. The stock split is in the form of a 100% stock dividend payable to shareholders of record at the close of business on September 1, 1997.

         As a result of the stock split, the conversion price applicable to the Convertible Trust Originated Preferred Securities of FINOVA Finance Trust has been adjusted from $78.28 per share of Common Stock to $39.14 per share of Common Stock effective immediately after the record date referred to above.

         This adjustment means that as of September 2, 1997, each Preferred Security is convertible into shares of FINOVA's Common Stock at a conversion rate of 1.2774 shares of Common Stock for each Preferred Security (equivalent to the adjusted conversion price of $39.14 per share of Common Stock).

                                        Sincerely,



                                        /s/ S. Eichenfield
                                        Samuel L Eichenfield
                                        Chairman and
                                        Chief Executive Officer